UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. __N/A__)*

Vapotherm, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

922107107

(CUSIP Number)

February 3, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 922107107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Crow’s Nest Holdings LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,379,850 (See Item 4 below)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,379,850 (See Item 4 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,379,850 (See Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.: 922107107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Crow’s Nest Holdings Master Fund LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,379,850 (See Item 4 below)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,379,850 (See Item 4 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,379,850 (See Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.: 922107107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Crow’s Nest GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,379,850 (See Item 4 below)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,379,850 (See Item 4 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,379,850 (See Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.: 922107107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

101015, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,379,850 (See Item 4 below)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,379,850 (See Item 4 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,379,850 (See Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC

CUSIP No.: 922107107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John A Carrington

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,379,850 (See Item 4 below)

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,379,850 (See Item 4 below)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,379,850 (See Item 4 below)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.29%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

CUSIP No.: 922107107

Item 1.	(a).	Name of Issuer:

Vapotherm, Inc.

	(b).	Address of issuer’s principal executive offices:

100 Domain Drive
Exeter, NH 03833

Item 2.	(a).	Name of person filing:

Crow’s Nest Holdings LP
Crow’s Nest Holdings Master Fund LP
Crow’s Nest GP LLC
101015, LLC

John A. Carrington

	(b).	Address or principal business office or, if none, residence:

c/o Crow’s Nest Holdings LP
5820 Patterson Ave, Suite 202
Richmond, VA 23226

	(c).	Citizenship:

Crow’s Nest Holdings LP - Delaware
Crow’s Nest Holdings Master Fund LP – Cayman Islands
Crow’s Nest GP LLC- Delaware 101015, LLC- Delaware John A. Carrington- United States

	(d).	Title of class of securities:

Common Stock, par value $0.001 per share

	(e).	CUSIP No.:

922107107

CUSIP No.: 922107107

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

N/A

Item 4.	Ownership.
Shares reported herein are beneficially owned by Crow’s Nest Holdings LP (“Crow’s Nest”) in its capacity as investment manager to Crow’s Nest Holdings Master Fund LP (‘Crow’s Nest Master”). Crow’s Nest GP LLC serves as a general partner of Crow’s Nest Master and is beneficially owned by 101015, LLC. Mr. Carrington is the managing member of Crow’s Nest GP LLC and the beneficial owner of 101015, LLC. The shares reported herein for Crow’s Nest GP LLC and Mr. Carrington represent the above referenced shares reported with respect to Crow’s Nest Master. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein. The percentages reported herein are calculated based upon the statement in the Issuer’s Report on Form 10-Q for the period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 3, 2021, that there were 26,072,567 shares of Common Stock of the Issuer outstanding as of October 27, 2021. Note, as of February 3, 2022, the Reporting Persons beneficially owned 5% of the Issuer’s Common Stock securities, but as of the date of filing, the Reporting Persons beneficially owned the percentages and shares contained herein.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Crow’s Nest Holdings LP– 1,379,850
Crow’s Nest Holdings Master Fund LP – 1,379,850
Crow’s Nest GP LLC – 1,379,850
101015, LLC- 1,379,850
John A. Carrington – 1,379,850

(b)	Percent of class:

Crow’s Nest Holdings LP– 5.29%
Crow’s Nest Holdings Master Fund LP – 5.29%
Crow’s Nest GP LLC – 5.29%
101015, LLC- 5.29%
John A. Carrington – 5.29%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Crow’s Nest Holdings LP– 0
Crow’s Nest Holdings Master Fund LP - 0
Crow’s Nest GP LLC – 0
101015, LLC-0
John A. Carrington – 0

(ii) Shared power to vote or to direct the vote

Crow’s Nest Holdings LP– 1,379,850
Crow’s Nest Holdings Master Fund LP – 1,379,850
Crow’s Nest GP LLC – 1,379,850
101015, LLC- 1,379,850
John A. Carrington – 1,379,850

(iii) Sole power to dispose or to direct the disposition of

Crow’s Nest Holdings LP– 0
Crow’s Nest Holdings Master Fund LP - 0
Crow’s Nest GP LLC – 0
101015, LLC-0
John A. Carrington – 0

(iv) Shared power to dispose or to direct the disposition of

Crow’s Nest Holdings LP– 1,379,850
Crow’s Nest Holdings Master Fund LP – 1,379,850
Crow’s Nest GP LLC – 1,379,850
101015, LLC- 1,379,850
John A. Carrington– 1,379,850

CUSIP No.: 922107107

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

N/A

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No.: 922107107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022
Crow’s Nest Holdings LP

	By:	Crow’s Nest Holdings GP LLC, its General partner

	By:	/s/ John A. Carrington
John A. Carrington, Managing Member

Crow’s Nest Holdings Master Fund LP

	By:	Crow’s Nest Holdings LP, its Investment Manager
	By:	Crow’s Nest Holdings GP LLC, the General Partner of the Investment Manager

	By:	/s/ John A. Carrington
John A. Carrington, Managing Member

Crow’s Nest GP LLC

	By:	/s/ John A. Carrington
Managing Member

101015, LLC

	By:	/s/ John A. Carrington
Managing Member

John A. Carrington

	By:	/s/ John A. Carrington
John A. Carrington

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).